VIA EDGAR

February 24, 2010

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Danaher Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-8089

Dear Ms. Blye:

We are responding to your comment letter dated January 25, 2010, to H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher Corporation (“Danaher” or the “Company”) relating to the above document. For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

General

1.	We note your response letter dated January 8, 2010, including your representation that in 2008 you sold medical products into Cuba pursuant to an OFAC license. Please clarify for us whether any of the products you have sold into Iran, Syria and Sudan were dual use items and/or items requiring a license from OFAC or BIS. If any of those products were dual use items, and if the items sold into Cuba pursuant to OFAC license were dual use items, please clarify the consideration given that information in your materiality analysis. Please provide this information for Iran, Syria, Sudan and Cuba for fiscal 2006 and fiscal 2007, and during stub periods in fiscal 2009.

To the Company’s knowledge and except as set forth below, from January 1, 2006 through December 31, 2009, none of the products, services or technologies sold by Danaher or by any Danaher business into Iran, Syria, Sudan or Cuba was classified on the Commerce Control List (because the item was either classified as EAR99, or was a foreign-made product containing less than 10% U.S. content); involved any U.S. person; or required a license from the Office of Foreign Assets Control (“OFAC”) or the Bureau of Industry and Security (“BIS”).

•

From 2006 through 2009, two indirect subsidiaries of the Company sold EAR99 dental products into Iran pursuant to OFAC licenses and in 2009 the same subsidiaries sold EAR99 dental products into Syria pursuant to a BIS license.

•

On two occasions in 2007 and 2008, an indirect foreign subsidiary of the Company sold into Iran a total of two rolls of flame retardant masking tape that were classified under ECCN 1C0008.a.3. The subsidiary erroneously considered such tape, valued at $10.07 per roll, to be incorporated into an EAR99 product (which would have made the sale permissible under applicable U.S. law). However, because the tape was sold as an accessory, it should only have been re-exported pursuant to an OFAC license, which was not obtained. This error was identified through the operation of Danaher’s export compliance program, and once the error was identified, Danaher voluntarily disclosed the matter to OFAC.

•

In 2007, another indirect foreign subsidiary of the Company sold into Cuba a commercial laser printer along with certain related accessories, replacement parts and after-market technical services, having a total value of approximately $53,461. None of these items was classified on the Commerce Control List (because each item was either classified as EAR99, or was a foreign-made product containing no U.S. content) or sold with the involvement of any U.S. person. However, because the foreign subsidiary is owned or controlled by a United States company, it is subject to the Cuban Assets Control Regulations, and the sale should have been licensed by OFAC. This error was identified through the operation of Danaher’s export compliance program, and once the error was identified, Danaher voluntarily disclosed the matter to OFAC.

As noted in Danaher’s response letter dated January 8, 2010, we have concluded that our sales to Iran, Syria, Sudan and Cuba (including all sales from January 1, 2006 through December 31, 2009) are immaterial and therefore are not required to be separately disclosed in our Exchange Act reports. In making this determination, we considered the above-referenced sales into Iran and Cuba that were made without an OFAC license. Given the incidental amount of these sales, the nature of the products and services involved, the isolated nature of these violations and the fact that Danaher’s export compliance program operated as designed in identifying the errors, we do not believe that such sales will or should adversely impact in any significant way Danaher’s reputation, financial condition or investor decisions with respect to Danaher.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (202) 419-7611 with any questions or comments regarding this letter. Thank you.

Very truly yours,

/s/ James F. O’Reilly
James F. O’Reilly
Associate General Counsel and Secretary

Cc:	Peggy Fisher
Assistant Director, Division of Corporation Finance

Jennifer Hardy
Special Counsel, Division of Corporation Finance